
Laundry sucks.

Daniel Cruz · 2nd

CEO @washbnb

Milwaukee, Wisconsin, United States · Contact info

washbnb

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"While we're certainly looking forward to a world with less virus related pain and suffering, we're also excited to build washbnb in this new climate because our service was built to weather the storm."...

2020 Survivor Story: Milwaukee-based WashBnB Spins Toward A New Market, Hotels - Times Of Entrepreneurship

timesofe.com • 2 min read

65 · 7 comments

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2,046 followers



Is this another one of your builds?!

Daniel commented



Mark Simpson 🚀 {Boostly} I use a different phone for Clubhouse. Ca...

Daniel replied to a comment



Email me a reminder!

Daniel replied to a comment



Need a linens & laundry guy? ;)

Daniel commented

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Experience

co-founder and ceo

washbnb · Full-time

Jan 2020 – Present · 1 yr 5 mos

Greater Milwaukee Area

Creator of a novel way to help short term rental hosts improve guest experience, save time, and improve environmental impacts. We're a start-up with hospitality in our DNA. Compatible with Airbnb, VRBO, HomeAway, and Booking.com; we have a turn-key solution to your laundry problem.

Services Marketing Manager
GE Healthcare
Apr 2019 – Jan 2020 · 10 mos
Greater Milwaukee Area

Strategic Marketing for the Services Division within the United States and Canada zone for GE Health Care, responsible for brand development, storytelling, customer experience, and value proposition development for both new and existing services and entitlements.

Strategic Partnerships
ALL GOOD NETWORK
2017 – 2018 · 1 yr
Greater Los Angeles Area

I manage the Adult Beverage and Cannabis categories at All Good Network; working with brands to develop partnership opportunities within our network of influential music festivals, cultural events, and creative ninjas.
...see more

Marketing Manager - Beer Division
Anchor Brewing Company · Full-time
Sep 2011 – Nov 2014 · 3 yrs 3 mos
San Francisco, CA

A 120-year-old startup, I helped the brewery reinvent itself by building its first ever marketing platform and building a marketing team from three to thirteen in less than three years including two direct hires during which time brewery production grew from 89,000 ...see more

Business Intelligence Analyst
CROSSMARK
Sep 2010 – Sep 2011 · 1 yr 1 mo
Pleasanton, CA

Promoted in February 2010 to dedicated Analyst for Reckitt Benckiser. Responsible for all analytics in support of sales team consisting of two A/E's, RB team leader and Crossmark director. Work closely with 5 different category directors and their teams at Safeway to provide promotional analysis and calendar building, price analysis, new item prese ...see more

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Education

EGADE Business School
Master of Business Administration - MBA, International Business / Marketing
2006 – 2008

Startup School Online
Entrepreneurship/Entrepreneurial Studies
2020 – 2020

The entire @washbnb co-founding team successfully graduated from Y Combinator's Online Startup School

The University of Memphis
IMBA, International Business
2005 – 2006

Transfered to EGADE in Monterrey during course of study abroad program

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